As filed with the Securities and Exchange Commission on May 2, 2012

Securities Act File No. 333-172627

Investment Company Act File No. 811-05770

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form N–2

☒ Registration Statement Under the Securities Act of 1933

☐ Pre–Effective Amendment No.

☒ Post–Effective Amendment No. 3

and/or

☒ Registration Statement under the Investment Company Act of 1940

☒ Amendment No. 15

Aberdeen Chile Fund, Inc.

(Exact Name of Registrant as Specified in its Charter)

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

Address of Principal Executive Offices

Registrant’s Telephone Number, including Area Code:  (866) 839-5205

Lucia Sitar, Esq.

c/o Aberdeen Asset Management Inc.

1735 Market Street, 32nd Floor

Philadelphia, Pennsylvania 19103

Name and Address of Agent For Service

Copies to:

Rose F. DiMartino, Esq.
Willkie Farr & Gallagher

787 Seventh Avenue

New York, New York 10019

Approximate Date of Proposed Public Offering:  From time to time after the effective date of this Registration Statement.

If any of the securities being registered on this form will be offered on a delayed or continuous basis in reliance on Rule 415 under the Securities Act of 1933, other than securities offered in connection with a dividend reinvestment plan, check the following box. ☒

This post-effective amendment will become effective immediately pursuant to Rule 462(d).

EXPLANATORY NOTE

This Post-Effective Amendment No. 3 to the Registration Statement on Form N-2 (File Nos. 333-172627 and 811-05770) of Aberdeen Chile Fund, Inc. (the “Registration Statement”) is being filed pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”), solely for the purpose of filing exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 3 consists only of a facing page, this explanatory note and Part C of the Registration Statement on Form N-2 setting forth the exhibits to the Registration Statement. This Post-Effective Amendment No. 3 does not modify any other part of the Registration Statement. Pursuant to Rule 462(d) under the Securities Act, this Post-Effective Amendment No. 3 shall become effective immediately upon filing with the Securities and Exchange Commission. The contents of the Registration Statement are hereby incorporated by reference.

PART C

Item 25.                                                    Financial Statements and Exhibits

1.                                       Financial Statements

Part A

None

Part B

The following statements of the Registrant will be incorporated by reference in Part B of the Registration Statement:

(i)                                     Portfolio of Investments as of December 31, 2011

(ii)                                  Statement of Assets and Liabilities as of December 31, 2011

(iii)                               Statement of Operations for the fiscal year ended December 31, 2011

(iv)                              Statement of Cash Flows for the fiscal year ended December 31, 2011

(v)                                 Statement of Changes in Net Assets for the fiscal year ended December 31, 2011 and for the fiscal year ended December 31, 2010

(vi)                              Notes to the Financial Statements for the fiscal year ended December 31, 2011

(vii)                           Report of Independent Registered Public Accounting Firm dated December 31, 2011

2.                                       Exhibits

(a)(1)                    Articles of Incorporation of the Fund dated January 27, 1989. (7)

(a)(2)                    Articles Supplementary dated as of August 14, 2008. (2)

(a)(3)                    Articles Supplementary dated as of May 4, 2009. (8)

(a)(4)                    Articles of Amendment dated as of March 24, 2010. (9)

(b)(1)                   Amended and Restated By-Laws of the Fund dated as of April 26, 2006. (3)

(b)(2)                   Amendment to the Amended and Restated By-Laws of the Fund dated as of August 31, 2006. (10)

(b)(3)                   Amendment to the Amended and Restated By-Laws of the Fund dated as of May 17, 2007. (4)

(b)(4)                   Amendment to the Amended and Restated By-Laws of the Fund dated as of December 7, 2010. (11)

(b)(5)                   Amendment to the Amended and Restated By-Laws of the Fund dated as of March 8, 2011. (12)

(c)                                  Not applicable.

(d)                                 Article 6 of the Fund’s By-Laws (Bylaw-Six: Stock); see Exhibit 99.b3 Amendment to the Amended and Restated By-Laws of the Fund dated as of May 17, 2007.

(e)                                  Direct Stock Purchase and Dividend Reinvestment Plan for the Fund dated as of July 29, 2010.  (13)

(f)                                    Not applicable.

(g)(1)                 Investment Advisory Agreement between the Registrant and Aberdeen Asset Managers Limited dated as of March 1, 2012.  (33)

(h)                               Not applicable.

(i)                                   Not applicable.

(j)(1)                     Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated as June 14, 1995. (14)

(j)(2)                     Amendment to the Custodian Agreement between the Registrant and Brown Brothers Harriman & Co. dated as May 8, 2001. (15)

(k)(1)                  Registrar, Transfer Agency and Service Agreement between the Fund, EquiServe Trust Company, N.A., and EquiServe, Inc. dated as of March 1, 2003. (16)

(k)(2)                  Amendment to the Fee and Service Schedule for Stock Transfer Services between the Fund, EquiServe Trust Company, N.A., and EquiServe, Inc. dated as of March 1, 2003. (17)

(k)(3)                  Second Amendment to the Registrar Transfer Agency and Service Agreement between the Fund, Computershare Inc. (formerly, EquiServe, Inc.), and Computershare Trust Company, N.A. (formerly EquiServe Trust Company, N.A.) dated as of September 24, 2010. (18)

(k)(4)                  Administrative Agency Agreement between the Fund and Brown Brothers Harriman & Co. dated as of August 1, 2008. (19)

(k)(5)                  Chilean Administration Agreement between the Fund, Bea Associates, and Bea Administration, Administradora de Fondos de Inversion de Capital Extranjero S.A. dated as of November 4, 1997.  (20)

(k)(6)                  Chilean Sub-Administration Agreement between the Fund, Bea Administration, Administradora de Fondos de Inversion de Capital Extranjero S.A., and Celfin Servicios Financieros Limitada dated as of November 4, 1997.  (21)

(k)(7)                  Foreign Investment Contract with the Central Bank of Chile, dated August 10, 1989 and an English translation thereof. (22)

(k)(8)                  Foreign Investment Contract with the Central Bank of Chile, dated August 25, 1993 and an English translation thereof.  (23)

(k)(9)                  Foreign Investment Contract with the Central Bank of Chile dated January 13, 2012.  (1)

(k)(10)            1989 Exchange Contract with the Central Bank of Chile and an English Translation thereof.  (25)

(k)(11)(i) Indemnification Agreement between the Fund and the Fund’s Director (Torino) dated as of May 18, 2006. (26)

(k)(11)(ii) Indemnification Agreement between the Fund and the Fund’s Director (Rappaport) dated as of May 18, 2006. (27)

(k)(11)(iii) Indemnification Agreement between the Fund and the Fund’s Director (Fox) dated as of May 18, 2006.  (28)

(k)(11)(iv) Indemnification Agreement between the Fund and the Fund’s Director (Cattano) dated as of February 9, 1999. (29)

(k)(11)(v) Indemnification Agreement between the Fund and the Fund’s Directors (Arzac) dated as of February 9, 1999.  (30)

(l)                                   Opinion and Consent of Venable LLP.  (1)

(m)                             Not applicable.

(n)                               Consent of PricewaterhouseCoopers LLP, independent registered public accounting firm for the Fund.  (34)

(o)                               Not applicable.

(p)                               Not applicable.

(q)                               Not applicable.

(r)(1)                    Code of Ethics of Aberdeen Pursuant to Rule 17-j of the Investment Company Act of 1940. (31)

(r)(2)                    Code of Ethics of the Fund Pursuant to Rule 17-j of the Investment Company Act of 1940. (32)

(s)(1)                  Powers of Attorney executed by Directors, President and Treasurer of the Fund dated December 6, 2011. (35)

(s)(2)                  Officer’s Certificate. (36)

(1)          Filed herewith.

(2)          Incorporation by reference to Exhibit 77Q1a to the Annual Report for the Fund on Form NSAR-B file no. 811-05770 filed on March 2, 2009.

(3)          Incorporation by reference to Exhibit 77Q1a to the Semiannual Report for the Fund on Form NSAR-A file no. 811-05770 filed on August 29, 2006.

(4)          Incorporation by reference to Exhibit 77Q1a to the Annual Report for the Fund on Form NSAR-B file no. 811-05770 filed on August 28, 2007.

(5)          Incorporation by reference to Exhibit 77Q1 to the Annual Report for the Fund on Form NSAR-B/A file no. 811-05770 filed on March 3, 2010.

(6)          Reserved.

(7)          Incorporation by reference to Exhibit EX99.(A)(1) to the Registration Statement for the Fund on Form N-2/A (SEC Accession No. 0001104659-11-020396) filed on April 15, 2011 (“Pre-Effective Amendment No. 2”).

(8)          Incorporation by reference to Exhibit EX99.(A)(3) to Pre-Effective Amendment No. 2.

(9)          Incorporation by reference to Exhibit EX99.(A)(4) to Pre-Effective Amendment No. 2.

(10)    Incorporation by reference to Exhibit EX99.(B)(2) to Pre-Effective Amendment No. 2.

(11)    Incorporation by reference to Exhibit EX99.(B)(4) to Pre-Effective Amendment No. 2.

(12)    Incorporation by reference to Exhibit EX99.(B)(5) to Pre-Effective Amendment No. 2.

(13)    Incorporation by reference to Exhibit EX99.(E) to Pre-Effective Amendment No. 2.

(14)    Incorporation by reference to Exhibit EX99.(J)(1) to Pre-Effective Amendment No. 2.

(15) Incorporation by reference to Exhibit EX99.(J)(2) to Pre-Effective Amendment No. 2.

(16) Incorporation by reference to Exhibit EX99.(K)(1) to Pre-Effective Amendment No. 2.

(17) Incorporation by reference to Exhibit EX99.(K)(2) to Pre-Effective Amendment No. 2.

(18) Incorporation by reference to Exhibit EX99.(K)(3) to Pre-Effective Amendment No. 2.

(19) Incorporation by reference to Exhibit EX99.(K)(4) to Pre-Effective Amendment No. 2.

(20) Incorporation by reference to Exhibit EX99.(K)(5) to Pre-Effective Amendment No. 2.

(21) Incorporation by reference to Exhibit EX99.(K)(6) to Pre-Effective Amendment No. 2.

(22) Incorporation by reference to Exhibit EX99.(K)(7) to Pre-Effective Amendment No. 2.

(23) Incorporation by reference to Exhibit EX99.(K)(8) to Pre-Effective Amendment No. 2.

(24) Incorporation by reference to Exhibit EX99.(K)(9) to Pre-Effective Amendment No. 2.

(25) Incorporation by reference to Exhibit EX99.(K)(10) to Pre-Effective Amendment No. 2.

(26) Incorporation by reference to Exhibit EX99.(K)(11)(i) to Pre-Effective Amendment No. 2.

(27) Incorporation by reference to Exhibit EX99.(K)(11)(ii) to Pre-Effective Amendment No. 2.

(28) Incorporation by reference to Exhibit EX99.(K)(11)(iii) to Pre-Effective Amendment No. 2.

(29) Incorporation by reference to Exhibit EX99.(K)(11)(iv) to Pre-Effective Amendment No. 2.

(30) Incorporation by reference to Exhibit EX99.(K)(11)(v) to Pre-Effective Amendment No. 2.

(31) Incorporation by reference to Exhibit EX99.(R)(1) to Pre-Effective Amendment No. 2.

(32) Incorporation by reference to Exhibit EX99.(R)(2) to Pre-Effective Amendment No. 2.

(33) Incorporation by reference to Exhibit EX99.(g)(1) to the Registration Statement for the Fund on Form N-2 (SEC Accession No. 0001104659-12-029851) filed on April 27, 2012 (“Post-Effective Amendment No. 2”).

(34) Incorporation by reference to Exhibit EX99.(n) to Post-Effective Amendment No. 2.

(35) Incorporation by reference to Exhibit EX99.(s)(1) to Post-Effective Amendment No. 2.

(36) Incorporation by reference to Exhibit EX99.(s)(2) to Post-Effective Amendment No. 2.

Item 26.                                                    Marketing Arrangements

See “Underwriting” in the Prospectus.

Item 27.                                                    Other Expenses Of Issuance And Distribution

The following table sets forth estimated expenses to be incurred in connection with the offering described in the Registration Statement:

Registration fees	$0

Printing	$18,000

Fees and expenses of qualification under state securities laws (including fees of counsel)	$0

Legal fees and expenses	$75,000

Auditing fees and expenses	$30,000

Miscellaneous	$4,000

Total	$127,000

Item 28.                                                    Persons Controlled By Or Under Common Control With Fund

None.

Item 29.                                                    Number Of Holders Of Securities

Title of Class	Number of Record Holders at March 31, 2012
Common Stock, par value $0.001 per share	13,012

Item 30.  Indemnification

Section 2-418 of the General Corporate Law of Maryland, the state in which the Registrant was organized, empowers a corporation, subject to certain limitations, to indemnify its directors and officers against expenses (including attorney’s fees, judgments, fines and certain settlements), including the advancement of expenses, actually and reasonably incurred by them in connection with any suit or proceeding to which they are a party.  In order to obtain advancements on expenses a director or officer must, among other requirements stated in the Registrant’s bylaws, provide a written affirmation of good faith belief that the standard of conduct necessary for indemnification has been met and a written undertaking to repay any advance if it is determined that such standard was not met.  Indemnification of directors and officers will not be provided when a director or officer shows willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of their office.  The indemnification of directors and officers continues after such person has ceased being a director or officer, with regard to the duties performed while employed or in offices with the Registrant, and the benefits of indemnification inure to the heirs, executors and administrators of such person.  Employees and agents who are not directors or officers of the Registrant may be indemnified.

The Registrant’s by-laws provide:

Article 5.2.  Indemnity.

(a)  The Company shall indemnify its directors to the fullest extent that indemnification of directors is permitted by the Maryland General Company Law.  The Company shall indemnify its officers to the same extent as its directors and to such further extent as is consistent with law.  The Company shall indemnify its directors and officers who while serving as directors or officers, also serve at the request of the Company as a director, officer, partner, trustee, employee, agent or fiduciary of another Company, partnership, joint venture, trust, other enterprise or employee benefit plan to the fullest extent consistent with law.  The indemnification and other rights provided by this Article shall continue as to a person who has ceased to be a director or officer and shall inure to the benefit of the heirs, executors and administrators of such a person.  This Article shall not protect any such person against any liability to the Company or any Stockholder thereof to which such person would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office (“disabling conduct”).

(b)  Any current or former director or officer of the Company seeking indemnification within the scope of this Article shall be entitled to advances from the Company for payment of the reasonable expenses incurred by him in connection with the matter as to which he is seeking indemnification in the manner and to the fullest extent permissible under the Maryland General Company Law.  The person seeking indemnification shall provide to the Company a written affirmation of his good faith belief that the standard of conduct necessary for indemnification by the Company has been met and a written undertaking to repay any such advance if it should ultimately be determined that the standard of conduct has not been met.  In addition, at least one of the following conditions shall be met:  (i) the person seeking indemnification shall provide security in form and amount acceptable to the Company for his undertaking; (ii) the Company is insured against losses arising by reason of the advance; or (iii) a majority of a quorum of directors of the Company who are neither “interested persons” as defined in Section 2(a)(19) of the Investment Company Act of 1940, as amended, nor parties to the proceeding (“disinterested non-party directors”), or independent legal counsel, in a written opinion, shall have determined, based on a review of facts readily available to the Company at the time the advance is proposed to be made, that there is reason to believe that the person seeking indemnification will ultimately be found to be entitled to indemnification.

(c)  At the request of any person claiming indemnification under this Article, the Board of Directors shall determine, or cause to be determined, in a manner consistent with the Maryland General Company Law, whether the standards required by this Article have been met.

Indemnification shall be made only following: (i) a final decision on the merits by a court or other body before whom the proceeding was brought that the person to be indemnified was not liable by reason of disabling conduct or (ii) in the absence of such a decision, a reasonable determination, based upon a review of the facts, that the person to be indemnified was not liable by reason of disabling conduct by (a) the vote of a majority of a quorum of disinterested non-party Directors or (b) an independent legal counsel in a written opinion.

(d)  Employees and agents who are not officers or Directors of the Company may be indemnified, and reasonable expenses may be advanced to such employees or agents, as may be provided by action of the Board of Directors or by contract, subject to any limitations imposed by the Investment Company Act of 1940.

(e)  The Board of Directors may make further provision consistent with law for indemnification and advance of expenses to directors, officers, employees and agents by resolution, agreement or otherwise.  The indemnification provided by this Article shall not be deemed exclusive of any other right, with respect to indemnification or otherwise, to which those seeking indemnification may be entitled under any insurance or other agreement or resolution of Stockholders or disinterested directors or otherwise.

(f)  References in this Article are to the Maryland General Company Law and to the Investment Company Act of 1940 as from time to time amended.  No amendment of these Bylaws shall affect any right of any person under this Article based on any event, omission or proceeding prior to the amendment.

Article 5.3.  Insurance.  The Company may purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the Company or who, while a director, officer, employee or agent of the Company, is or was serving at the request of the Company as a director, officer, partner, trustee, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust, other enterprise, or employee benefit plan, against any liability asserted against and incurred by such person in any such capacity or arising out of such person’s position; provided that no insurance may be purchased by the Company on behalf of any person against any liability to the Company or to its Stockholders to which he would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office.

Item 31.  Business And Other Connections Of The Investment Adviser

The information in the Statement of Additional Information under the caption “Management—Directors and Officers” is incorporated by reference.

The Form is fulfilling the requirement of this Item 31 to provide a list of the officers and directors of the Investment Adviser, together with information as to any other business, profession, vocation or employment of a substantial nature engaged in by the Investment Adviser or those officers and directors during the past two years, by incorporating by reference the information contained in the Form ADV of the Investment Adviser filed with the commission pursuant to the 1940 Act (SEC No. 801-75074).

Item 32.  Location Of Accounts And Records

Investment Adviser

Aberdeen Asset Managers Limited
Bow Bells House
1 Bread Street
London, United Kingdom
EC4M 9HH

Administrator & Custodian

Brown Brothers Harriman & Co.
40 Water Street
Boston, MA 02109

Shareholder Servicing Agent

Computershare Trust Company, N.A.
P.O. Box 43078
Providence, RI 02940

Item 33.  Management Services

Not applicable.

Item 34.  Undertakings

(1)                             The Registrant hereby undertakes to suspend the offering of Shares until the prospectus is amended if:

(a)                                  Subsequent to the effective date of this registration statement, the net asset value declines more than ten percent from its net asset value as of the effective date of this registration statement; or

(b)                                 The net asset value increases to an amount greater than the net proceeds as stated in the prospectus included in this registration statement.

(2)                                  Not applicable.

(3)                                  Not applicable.

(4)                                  (a)                                  to file, during and period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

(1)                                  to include any prospectus required by Section 10(a)(3) of the Securities Act;

(2)                                  to reflect in the prospectus any facts or events after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and

(3)                                  to include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement.

(b)                                 that for the purpose of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(c)                                  to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and

(d)                                 that, for the purpose of determining liability under the Securities Act to any purchaser, if the Registrant is subject to Rule 430C: Each prospectus filed pursuant to Rule 497(b), (c), (d) or (e) under the Securities Act as part of a registration statement relating to an offering, other than prospectuses filed in reliance on Rule 430A under the Securities Act shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness.  Provided, however, that no statement made in a registration statement or prospectus that is part of the registration or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(e)                                  that for the purpose of determining liability of the Registrant under the Securities Act to any purchaser in the initial distribution of securities:

The undersigned Registrant undertakes that in a primary offering of securities of the undersigned Registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned Registrant will be a seller to the purchaser and will be considered to offer or sell such securities to the purchaser:

(1)                                  any preliminary prospectus or prospectus of the undersigned Registrant relating to the offering required to be filed pursuant to Rule 497 under the Securities Act.

(2)                                  the portion of any advertisement pursuant to Rule 482 under the Securities Act relating to the offering containing material information about the undersigned Registrant or its securities provided by or on behalf of the undersigned Registrant; and

(3)                                  any other communication that is an offer in the offering made by the undersigned Registrant to the purchaser.

(5)                                  (a)                                  The Registrant hereby undertakes that for the purpose of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant under Rule 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(b)                                 The Registrant hereby undertakes that for the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(6)                                  The Registrant undertakes to send by first class mail or other means designed to ensure equally prompt delivery, within two business days of receipt of a written or oral request, any Statement of Additional Information.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Philadelphia, State of Pennsylvania, on the 2nd day of May 2012.

ABERDEEN CHILE FUND INC.

By:	/s/ Christian Pittard*
Name: Christian Pittard
Title: President

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the date(s) indicated.

Name	Title	Date

/s/ Enrique R. Arzac*	Chairman	May 2, 2012
Enrique R. Arzac

/s/ Christian Pittard*	President	May 2, 2012
Christian Pittard

/s/ Andrea Melia*	Treasurer and Chief Financial Officer	May 2, 2012
Andrea Melia

/s/ James J. Cattano*	Director	May 2, 2012
James J. Cattano

/s/ Lawrence J. Fox*	Director	May 2, 2012
Lawrence J. Fox

/s/ Steven N. Rappaport*	Director	May 2, 2012
Steven N. Rappaport

/s/ Martin M. Torino*	Director	May 2, 2012
Martin M. Torino

* By:	/s/ Lucia Sitar

Attorney-in-Fact

Exhibit Index

(k)(9)                    Foreign Investment Contract with the Central Bank of Chile dated January 13, 2012.

(l)                                     Opinion and Consent of Venable LLP.